SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐    No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐    No    ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Press release dated March 29, 2005, entitled, “Repsol YPF to Sign Memorandums of Understanding with Petróleos de Venezuela (PDVSA).”

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Item 1

Madrid, 29 March 2005

No of pages: 3

REPSOL YPF TO SIGN MEMORANDUMS OF

UNDERSTANDING WITH PETRÓLEOS DE VENEZUELA

(PDVSA)

•	To form joint venture with PDVSA: Repsol YPF would double its reserves, and increase by 60% its hydrocarbon production, in the country.

•	Repsol YPF could form part of Venezuela’s main Liquefied Natural Gas project.

•	Repsol YPF could construct and operate an electricity generation plant in the Barrancas region.

Repsol YPF’s Chairman and Chief Executive Officer, Antonio Brufau, will tomorrow sign in Caracas various Memorandums of Understanding with Rafael Ramírez, Venezuela’s Minister of Energy and Mining, and the Chariman of PDVSA. The agreements will heighten the company’s presence in the region and significantly increase its hydrocarbon production and reserves in that country, where it is the leading publicly traded petroleum company.

Joint Venture With PDVSA. The first of these Memorandums of Understanding, contemplates the creation of a joint venture between PDVSA (51%) and Repsol YPF (49%) that would be one of the largest petroleum producers in Latin America. The participation in the joint venture would permit Repsol YPF to increase its current net production (100,000 barrels per day) by 60% to 160,000 barrels/day. Repsol YPF would double its reserves in Venezuela, as important assets of PDVSA would be incorporated into the joint venture.

The PDVSA-Repsol YPF joint venture would be the first of its kind to be created in Venezuela, the fifth largest producer of crude oil in the world and the leading provider to the United States market, and would have exploration and production hydrocarbon rights in the areas where its activities are currently being developed (Mene Grande,

Press Release

Quiriquire, and Quiamare- la Ceiba), as well as in nearby areas such as Barúa-Motatan, Ceuta-Tomoporo and Orocual.

The Memorandum of Understanding also includes plans to identify new exploration and development areas where Repsol YPF could be granted gas licenses.

LNG Project. The second Memorandum of Understanding with PDVSA contemplates the identification of business opportunities by building a liquefied natural gas plant on the Venezuela coast, and the granting to Repsol YPF one or various licenses for gas to supply the volumes required by the plant, as well as to include Repsol YPF´s participation in the Gran Mariscal Sucre project, considered to be the principle LNG project being studied in Venezuela.

Electricity Generation Plant. The third Memorandum of Understanding scheduled to be signed tomorrow in Venezuela would allow Termobarrancas (a subsidiary of Repsol YPF in that country) to construct, develop and operate an electricity generation plant in the municipality of Obispos del Estado Barinas.

As a result of this contract, PDVSA would buy from Repsol YPF blocks of electricity up to 300 megawatts/hour. Production could begin in the final quarter of 2005, with an estimated production of 80 megawatts. The gas that would feed the plant would be supplied from one of the fields that Repsol YPF has in the Barrancas area.

Scientific and Technical Cooperation. Besides the commercial agreements, Repsol YPF and PDVSA agreed to cooperate in the coming three years in the technical and scientific formation of personnel at PDVSA and the Ministry of Energy and Oil, including the awarding on the part of Repsol YPF, of 20 scholarships to attend the Instituto Superior de la Energía ISE.

Press Release

EXTRA INFORMATION

Venezuela is the only Latin American country to be a member of OPEC, has the largest oil reserves in America, and is the fifth largest producer of crude oil in the world. Hydrocarbons represent 40% of public revenues, 20% of GDP and around 80% of exports.

The state corporation Petróleos de Venezuela S.A. (PDVSA) is one of the top 15 petroleum companies in the world and has cooperation agreements with different Latin American countries. Its area of influence extends to such countries as Brazil, Colombia the Dominican Republic, to Cuba, etc.

Repsol YPF currently produces 220,000 boepd in the Caribbean, of which 100,000 boepd pertains to its Quiriquire, Mene Grande, Quiamare – La Ceiba and Guárico Occidental blocks in Venezuela. The remaining 120,000 boepd corresponds to its gas and petroleum blocks in Trinidad and Tobago.

The Memorandum of Understandings signed by Repsol YPF are being realized in a moment of transcendental importance for Venezuela, and will allow the consolidation of an alliance between the two companies in the areas of oil, gas, electricity, as well as cooperation in the areas of technology and scientific formation for Venezuelan personnel.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	March 31, 2005	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer